December 16, 2015

VIA EDGAR TRANSMISSION

Ms. Marianne Dobelbower
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re: USA MUTUALS (the “Trust”)
File Nos.: 333-57548, 811-10319

Dear Ms. Dobelbower:

This correspondence is being filed in response to your oral comments provided on November 24, 2015, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 46 to its registration statement, filed on behalf of its series, the USA Mutuals Beating Beta Fund and the USA Mutuals Dynamic Market Opportunity Fund (the “Funds”), each a series of the Trust.  PEA No. 46 was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on Form N-1A on October 13, 2015 for the purpose of adding the Funds as new series of the Trust.

For your convenience in reviewing the Trust’s responses, the comments and suggestions made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

USA Mutuals Beating Beta Fund

Summary Section – Principal Investment Strategies

1.
Staff Comment:  With regard to the Fund’s name, “Beating Beta,” and the fourth paragraph in the “Principal Investment Strategies” section, it is unclear if the intent of the strategy is to have less volatility than the market or for the volatility to move with the market.  Please supplementally respond whether the intent of the strategy is to “beat beta” and therefore have a beta less than 1.

Response:  The Trust responds that the intent of the strategy is to have beta exposure but outperform the market.  The Fund seeks to have similar volatility to the market; however, the term “beating” is related to outperforming the market while having similar beta exposure.

2.
Staff Comment:  The first paragraph of the “Principal Investment Strategies” section states, “Large capitalization companies include those that are listed on the Standard & Poor’s (“S&P”) 500® Index” (emphasis added).  Please specify, if the large cap companies that the Fund will invest in only include those listed on the S&P 500® Index?

Response:  The Trust responds by confirming that the Fund will invest only in those large cap companies that are listed on the S&P 500® Index and by revising the last sentence of the first paragraph in the section as follows (revised text shown in underline and strikeout for emphasis only):

“Large capitalization companies are~~include~~ those that are listed on the Standard & Poor’s (“S&P”) 500® Index.”

3.
Staff Comment:  With regard to the second paragraph of the “Principal Investment Strategies” section, please add context regarding how many sectors and industries there are within the Global Industry Classification Standard.

Response:  The Trust responds by adding the following sentence after the first sentence of the second paragraph in the section:

“GICS includes ten sectors, 24 industry groups, and 67 industries.”

4.
Staff Comment:  In connection with Staff Comment #3 above, please clarify how the Fund identifies the “best 15% of stocks.”  If the Fund uses the strategy discussed in the third paragraph of the “Principal Investment Strategies” section, please clarify.

Response:  The Trust responds by revising the first sentence of the second paragraph in the section as follows (revised text shown in underline and strikeout for emphasis only):

“Under normal market conditions, USA Mutuals Advisors, Inc. (the “Advisor”), the Beating Beta Fund’s investment advisor, seeks to achieve the Fund’s investment objective by selecting equity securities of companies the Advisor has identified as the best 15% of stocks in each Global Industry Classification Standard (“GICS”) sector within the S&P 500® Index by evaluating the six company characteristics discussed below for the companies in each sector.”

5.
Staff Comment:  The last sentence of the second paragraph in the “Principal Investment Strategies” section states, “This strategy yields a well-diversified portfolio of approximately 75 stocks with an industry composition very close to the equal-weighted S&P 500® Index.”  Please clarify what is meant by “very close.”

Response:  The Trust responds by revising the last sentence of the second paragraph as follows (revised text shown in underline and strikeout for emphasis only):

“This strategy yields a well-diversified portfolio of approximately 75 stocks with an industry composition similar~~very close~~ to the equal-weighted S&P 500® Index.”

6.
Staff Comment:  The first sentence of the third paragraph in the “Principal Investment Strategies” section states, “In selecting securities, the Advisor’s strategy combines six company characteristics that have each been shown individually to generates above average returns, including....”  Please clarify, whether each characteristic individually generate above average returns or whether the six characteristics when combined together generate above average returns.  As stated it is implied that the six characteristics when combined could generate an even greater return than above average.

Response:  The Trust confirms that each individual characteristic has been shown to independently generate above average returns and that when combined together the characteristics also generate greater above average returns.

7.
Staff Comment:  The second sentence of the third paragraph in the “Principal Investment Strategies” section states, “By combining these characteristics, each stock is evaluated holistically, with no single characteristic given outsized weighting, creating a well-rounded portfolio.”  Please describe what is meant by “holistically.”

Response:  The Trust responds by revising the second sentence of the third paragraph as follows (revised text shown in underline and strikeout for emphasis only):

“By combining these characteristics, each company~~stock~~ is evaluated based on a comprehensive review of the six company characteristics~~holistically~~, with no single characteristic given outsized weighting, creating a well-rounded portfolio.”

8.
Staff Comment:  Please revise the third paragraph of the “Principal Investment Strategies” section to conform to the plain English requirements of Rule 421 under the Securities Act of 1933, as amended, (the “Securities Act”) specifically clarifying the six company characteristics.

Response:  The Trust responds by revising the first sentence of the third paragraph as follows (revised text shown in underline and strikeout for emphasis only):

“In selecting securities, the Advisor’s strategy combines six company characteristics that have each been shown individually to generate above average returns, including: 1) ~~book to market value~~stock price relative to company fundamentals, 2) net stock issuance, 3) earnings quality, 4) ~~asset growth~~ increases or decreases in company assets, 5) profitability, and 6) ~~momentum~~past performance.”

9.
Staff Comment:  The fifth sentence of the fourth paragraph in the “Principal Investment Strategies” section states, “The Fund’s portfolio, through industry diversification, will also be highly correlated with the equal-weighted S&P 500® Index.”  Please clarify whether the diversification is at the industry level, sector level or both?

Response:  The Trust responds by revising the fifth sentence of the fourth paragraph as follows (revised text shown in underline and strikeout for emphasis only):

“The Fund’s portfolio, through sector ~~industry~~ diversification, will also be highly correlated with the equal-weighted S&P 500® Index.”

10.	Staff Comment: In connection with Staff Comment #9 above, please explain supplementally how the Fund is correlated with the equal-weighted S&P® 500 Index.

Response:  The Trust responds that the Fund will invest in approximately 75 companies within the equal-weighted S&P 500® Index.  The Fund will be correlated with the equal-weighted S&P 500® Index because: (i) these companies are in the benchmark portfolio; (ii) companies of similar size tend to correlate; and (iii) since the Fund invests in 15% of the companies in each sector, the Fund also diversifies across sectors similarly to the equal-weighted S&P 500® Index.

11.
Staff Comment:  In regard to the last sentence of the fourth paragraph in the “Principal Investment Strategies” section, please clarify what is meant by “low tracking error.”  Is the Fund’s objective to track the index?

Response:  The Trust responds that it is not the Fund’s objective to track the index but because of the Fund’s structure, it is possible that it will have a close correlation to the index and, due to the diversification of the Fund, a low rick of tracking error.

The Trust also responds by revising the last sentence of the fourth paragraph as follows (revised text shown in underline and strikeout for emphasis only):

“Thus, the Fund’s portfolio seeks to outperform the large cap equities market without taking additional risk (beta) and with low risk of tracking error and high correlation with the market.”

12.
Staff Comment:  With regard to the last paragraph of the “Principal Investment Strategies” section, please confirm the accuracy of the list of short-term, high quality debt securities.  Please also consider moving this disclosure into Item 9 as applicable.

Response:  The Trust responds by removing this disclosure from Item 4, as it has been adequately addressed in Item 9.

Summary Section – Principal Risks

13.	Staff Comment: “ADRs” are included in the “Principal Risks” section. Please explain ADRs in the Fund’s “Principal Investment Strategies” section.

Response:  The Trust responds by adding the following sentence as the second sentence of the first paragraph in the Fund’s “Principal Investment Strategies” section as follows (revised text shown in underline and strikeout for emphasis only):

“ADRs are equity securities traded on U.S. exchanges that are generally issued by banks or trust companies to evidence ownership of foreign equity securities.”

USA Mutuals Dynamic Market Opportunity Fund

Summary Section – Principal Investment Strategies

14.
Staff Comment:  With regard to the Fund investing in call and put options, consider adding a brief description as to how call and put options work and how the Fund uses them to achieve its investment objective.

Response:  The Trust responds by adding the following as the second paragraph in the Fund’s “Principal Investment Strategies” section:

“A call option provides the right to buy a certain asset at a stated price on or before a certain date, while a put option provides the right to sell a certain asset at a stated price on or before a certain date. The advantage to the buyer of an option is the potential for substantial gain while limiting risk to the cost of the option premium. The seller of an option receives immediate income from receipt of the premium payment for the option, but gives up the potential for further gain from the performance of the underlying asset. The Fund purchases call options to participate in upward trending markets and purchases put options to limit losses and potentially profit in declining market conditions. The Fund also sells call and put options to collect premium income.”

15.	Staff Comment: Please revise the second paragraph of the “Principal Investment Strategies” section to conform to the plain English requirements of Rule 421 under the Securities Act.

Response:  The Trust responds by revising the paragraph as follows:

“Under normal market conditions, USA Mutuals Advisors, Inc. (the “Advisor”), the Dynamic Market Opportunity Fund’s investment advisor, seeks to achieve the Fund’s investment objective by buying and selling options and futures contracts on the S&P 500® Index.  In trading S&P options and futures contracts, the Fund seeks to generate returns in three ways: (1) trend following - whereby the Fund aims to generate returns from an established price trend through long call option positions; (2) premium collection – whereby the Fund aims to realize gains from the sale of options that are either repurchased at a lower price due to a decline in their value over time, or expire worthless with the result that the entire premium from the sale is retained; and (3) counter-trend, short-term trading - whereby the Fund aims to generate returns from long put option positions, when a reversal of an upward-trend in the market is signaled by the Advisor’s technical indicators. In addition, the Fund may enter into options and/or futures positions to reduce market exposure and volatility of the portfolio as well as to profit from either an increase or a decrease in S&P 500® Index volatility.”

16.
Staff Comment:  With regard to the third paragraph in the Fund’s “Principal Investment Strategies” section, please describe how the Fund provides consistency and mitigates losses.  How is the risk management undertaken and how does it provide for consistency of returns and mitigate losses?

Response:  The Trust responds by adding the following after the second sentence of the third paragraph:

“The Fund establishes long and short options positions in both calls and puts that have different exercise prices and expiration dates to provide diversification and limit losses, while providing the potential to generate positive returns over a certain timeframe and price range for the market. Positions are established and adjusted as needed to maintain the extensive diversification of positions that is the foundation of the Fund’s risk management process.”

17.
Staff Comment:  With regard to the last paragraph in the “Principal Investment Strategies” section, please confirm the accuracy of the list of short-term, high quality debt securities.  Please also consider moving this disclosure into Item 9 as applicable.

Response:  The Trust responds by removing this disclosure from Item 4, as it has been adequately addressed in Item 9.

Summary Section – Principal Risks

18.	Staff Comment: Please confirm whether or not the Fund will engage in high volume trading. If so, please add a portfolio turnover risk.

Response:  The Trust responds by confirming that the Fund will not engage in high volume trading.

19.
Staff Comment:  Commodity-linked instruments are included in the Fund’s “Principal Risks” section.  If commodity-linked instruments are part of the Fund’s principal investment strategy, please add disclosure regarding commodity-linked instruments to the “Principal Investment Strategies” section.

Response:  The Trust responds by removing the commodity risk as the Fund will invest in S&P 500® Index futures contracts that may be subject to commodities regulation but the Fund will not invest directly in commodity-linked instruments.

20.
Staff Comment:  A fixed income securities risk is included in the Fund’s “Principal Risks” section.  If fixed income securities are part of the Fund’s principal investment strategy, please add disclosure regarding fixed income securities to the “Principal Investment Strategies” section.

Response:  The Trust responds that the Fund’s “Principal Investment Strategies” section states that the Fund will invest in U.S. treasury securities and the fixed income securities risk corresponds to those investments.

21.
Staff Comment:  With regard to the Fund’s investment in derivatives, please tailor the Fund’s “Principal Investment Strategies” section and “Principal Risks” section to include a description of the specific use of the derivatives, the risk profile of derivatives, and the purposes of the Fund’s derivatives trading, and represent in the disclosure that the Fund is in compliance with requirements related to derivatives trading.

Response:  The Trust responds by adding the following as the last paragraph in the Fund’s “Principal Investment Strategies” section:

“The Fund invests only in exchange-traded options and futures contracts in pursuing its investment objectives.  The risk profile of these securities is controlled and monitored through the oversight and regulations of the exchanges.  The Fund is in compliance with the requirements of the exchanges and regulatory agencies in regard to its derivatives trading.”

22.
Staff Comment:  With regard to the Fund’s short sales risk, if short sales are part of the Fund’s principal investment strategies please include disclosure in the Fund’s “Principal Investment Strategies” section and please also update the “Fees and Expenses of the Fund” table to reflect that the Fund will invest in short sales.

Response:  The Trust responds by removing the short sales risk as the Fund will have short exposure only through its investments in written options, for which risk disclosure has been included.

Summary Section – Performance

23.	Staff Comment: Please revise the paragraph in the “Performance” section to include disclosure required by Form N-1A.

Response:  The Trust responds by revising the relevant paragraph for each Fund as follows (revised text shown in underline and strikeout for emphasis only):

“When the Dynamic Market Opportunity Fund has been in operation for a full calendar year, performance information will be shown in this Prospectus.  Once available, the performance information will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns compare with those of a broad measure of market performance.  Remember, the Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.  Updated performance information will be available on the Fund’s website at www.usamutuals.com.”

24.
Staff Comment: The “Who May Want to Invest in the Fund” section states that investors who may want to invest in the Fund include those who are looking for an equity component to complete their portfolio.  Does the Fund invest in equities? If not, please revise.

Response:  The Trust responds that, although the Fund does not invest directly in equities, the Fund’s investments will still provide investors with equity exposure because the Fund will invest in options on the S&P 500® Index and S&P 500® Index futures contracts, which provide exposure to underlying equity securities.

USA Mutuals Beating Beta Fund and USA Mutuals Dynamic Market Opportunity Fund

Prospectus – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

25.	Staff Comment: In the “Principal Risks of Investing in the Funds” section, does “Stock Market Risk” apply to both Funds? If not, please revise.

Response:  The Trust responds by confirming that “Stock Market Risk” does apply to both Funds as the Dynamic Market Opportunity Fund’s investments are directly linked to the S&P 500® Index.

26.	Staff Comment: In the “Principal Risks of Investing in the Funds” section, please define unsponsored ADRs under “ADR Risk.”

Response:  The Trust responds by adding the following disclosure after the first sentence in the “ADR Risk” (revised text shown in underline and strikeout for emphasis only):

“ADRs may be issued in sponsored or unsponsored programs.  In sponsored programs, an issuer has made arrangements to have its securities trade in the form of ADRs.  In unsponsored programs, the issuer may not be directly involved in the creation of the program.”

27.	Staff Comment: In the “Principal Risks of Investing in the Funds” section, please revise the first sentence under “Options Risk” to convey that the risks are greater when investing in options.

Response:  The Trust responds by revising the first sentence in the “Options Risk” as follows (revised text shown in underline and strikeout for emphasis only):

“Options contracts are subject to the same risks as the investments in which the Dynamic Market Opportunity Fund invests directly, but also may involve risks different from, and pose~~possibly~~ greater risks than, the risks associated with investing directly in the underlying investments.”

28.
Staff Comment:  In the “Principal Risks of Investing in the Funds” section, with regard to the reference to “direct investment” under “Derivatives Risk,” does the Fund intend to invest in derivatives to make a profit?

Response:  The Trust responds by revising the first sentence of the “Derivatives Risk” as follows (revised text shown in underline and strikeout for emphasis only):

“The Dynamic Market Opportunity Fund may invest in derivative securities, specifically call and put options~~,~~.  The Fund may invest in derivatives to generate a profit, for hedging purposes, and to reduce Fund volatility~~, as well as direct investment~~.”

Prospectus – Management of the Fund

29.
Staff Comment:  Within the “The Advisor” sub-section, with regard to the Expense Agreement, please clarify that the Advisor may only recoup expenses if the expense ratio in the year the expenses were recouped does not exceed the expense ratio in the year in which fees were waived.

Response:  The Trust responds by revising the sentence referred to as follows (revised text shown in underline and strikeout for emphasis only):

“Under the Expense Agreement, the Advisor may recapture waived or reimbursed expenses, if the expense ratio in the year the expenses are recouped does not exceed the expense ratio in the year in which fees were waived, for a three-year period following such waiver or reimbursement ~~under specified conditions~~.”

30.	Staff Comment: Within the “Portfolio Managers” sub-section, please list the business experience of Mr. Alan Hu for the previous five years.

Response:  The Trust responds by revising the disclosure referred to as follows (revised text shown in underline and strikeout for emphasis only):

“Mr. Alan T. Hu, Portfolio Manager, is responsible for the portfolio management of and investment research for the Dynamic Market Opportunity Fund.  He has managed the Fund since it commenced operations in December 2015.  ~~Mr. Hu joined Cauldron in October of 2013.~~ In December 2010, Mr. Hu joined Idle Games, Inc., an online gaming company, as its Lead Game Designer.  In November 2012, he joined The Playforge, also an online gaming company, as a Senior Game Designer.  Mr. Hu transitioned into investment management in October 2013, joining Cauldron and Diamond Capital Management, LLC, and has been managing trading for Diamond Capital Management, LLC since July 2014.  His responsibilities at Cauldron include research and portfolio and risk management for investment programs with investment strategies focused on trading S&P 500® options and futures.  Mr. Hu obtained his Bachelor of Arts degree in Interdisciplinary Studies from UC Berkeley.”

31.
Staff Comment:  With regard to the sub-section heading “Prior Performance of the Advisor’s Similar Accounts” please revise this heading to avoid confusion, as the heading “Prior Performance of the Portfolio Managers’ Similar Accounts” follows thereafter.

Response:  The Trust responds by noting that Rule 4.12(c)(3)(i)(A) under the Commodity Exchange Act (“CEA”) requires a commodity pool operator (“CPO”) of a registered investment company with less than a three year operating history to disclose the performance of all accounts and pools managed by the CPO that have investment objectives, policies, and strategies similar to those of the new registered investment company.  Because the Advisor is subject to regulation under the CEA as a CPO, it has included this sub-section in order to comply with the Rule.  Accordingly, the Trust respectfully declines to make the requested change.

32.
Staff Comment:  With regard to the sub-section “Prior Performance of the Portfolio Managers’ Similar Accounts,” please state earlier in the disclosure that the performance data of the composite is not the performance results of the Fund and that the composite’s performance data should not be considered indicative of the Fund’s future performance.

Response:  The Trust responds by moving the suggested disclosure into the first paragraph of the section.

33.	Staff Comment: Within the same sub-section, “Prior Performance of the Portfolio Managers’ Similar Accounts,” please consider removing the last sentence of the first paragraph.

Response:  The Trust responds by removing the last sentence.

34.	Staff Comment: Within the same sub-section, “Prior Performance of the Portfolio Managers’ Similar Accounts,” within the second paragraph, please define “Code.”

Response:  The Trust responds by revising the sentence referred to as follows (revised text shown in underline and strikeout for emphasis only):

“The private accounts comprising the Diamond Composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).”

35.
Staff Comment:  Within the same sub-section, “Prior Performance of the Portfolio Managers’ Similar Accounts,” please revise the last sentence of the third paragraph to state that the performance data is not indicative of the Fund’s future performance.

Response:  The Trust responds by revising the sentence referred to as follows (revised text shown in underline and strikeout for emphasis only):

“This performance data is not~~should not be considered~~ indicative of the Dynamic Market Opportunity Fund’s future performance.”

Statement of Additional Information – Investment Policies, Strategies and Associated Risks

36.	Staff Comment: With regard to the Funds’ investments in emerging markets countries, please include a description of how the Funds determine what qualifies as an emerging markets country.

Response:  The Trust responds by adding the following sentences after the first sentence in the “Emerging Markets Countries” description section (revised text shown in underline and strikeout for emphasis only):

“Emerging market countries include newly industrialized countries or countries in the beginning stages of development, such as most countries in Africa, Asia, Latin America, the Middle East and Eastern Europe.  These also include countries in the Morgan Stanley Capital International (“MSCI”) Emerging Markets Index.”

37.	Staff Comment: With regard to the Funds’ investments in emerging markets countries, please consider if there is a liquidity risk that should also be discussed.

Response:  The Trust responds by revising the following sentence within the “Emerging Markets Countries” description section as follows (revised text shown in underline and strikeout for emphasis only):

“Developing countries may impose restrictions on a Fund’s ability to repatriate investment income or capital, which could affect the liquidity of the securities.”

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Emily Enslow at (414) 765-6872.

Sincerely,

/s/ Emily R. Enslow
Emily R. Enslow
Secretary
USA Mutuals